Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 3, 2014

Fantex, Inc.

On January 28, 2014, media publications were released by each of  The Motley Fool and the New York Times (collectively, the “Articles”) and a tweet was posted on Twitter by Darren Heitner, a sports and entertainment attorney (the “Tweet”). Each of the Articles and the Tweet, reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Articles and the Tweet reference the Offering and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Articles and the Tweet contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The article attached as Annex A was originally published online by The Motley Fool on January 28, 2014 (the “Motley Fool Article”); and the article attached as Annex B was originally published online by The New York Times, DealBook on January 28, 2014 (the “NY Times Article”); and the tweet by Darren Heitner attached as Annex C was originally published online on January 28, 2014 (the “Tweet”).

The Articles and the Tweet were not prepared by or reviewed by the Company or any other offering participant prior to their publication. The publishers of the Articles and the Tweet are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or the Tweet or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Articles and the Tweet represented the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Articles and the Tweet or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Motley Fool Article

•                  The Motley Fool Article states that, “Fantex, the platform that lets investors trade stock in professional athletes and entertainers,” that the Company announced the “Vernon Davis IPO,” and that this brings us to “a world where athletes are analyzed like stocks.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Motley Fool Article states, “Vernon Davis … will sell 10% of his brand value for a reported $4 million.” The Company has entered into a brand contract with Vernon Davis and his affiliated company, The Duke Marketing LLC.  Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the brand contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

NY Times Article

•                  The NY Times Article is headlined “Fantex Moves Forward With Football Player I.P.O.,” and describes the Company as “moving forward with a planned initial public offering of stock linked to Vernon Davis,” and that “[t]he offer represents the second attempt by Fantex to pull off an athlete I.P.O.” and describes on several occasions the deal as a “Vernon Davis I.P.O.” and “his I.P.O.” Fantex, Inc. is a brand building company, which purchases a minority interest in an athlete brand and works to increase the value of this brand. In order to fund the purchase, Fantex, Inc. develops a tracking stock that is intended to track and reflect the separate economic performance of the brand. Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The NY Times Article states “Fantex plans to offer shares representing a 10 percent interest in Mr. Davis’s future income, including the value of his playing contracts, corporate endorsements and appearance fees.” The Company has entered into a Brand Contract with Vernon Davis, under which the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis.

•                  The NY Times Article states “For investors to make money, the total value of Mr. Davis’s future income has be more than $42 million. The company has valued that potential money pot at $61 million.” The Company has estimated the aggregate lifetime brand income for Mr. Davis based on a number of  quantitative and qualitative factors as described on pages 85-89 and elsewhere in the Registration Statement to be approximately $61.2 million on an aggregate basis and approximately $39.2 million on a discounted to present value basis.

The Tweet

•                  The Tweet by Darren Heitner states that “CEO of @Fantex tells [him] residents can open accounts & trade Vernon Davis tracking stock in 48 states.” Potential investors in the Company’s tracking stock can open accounts in all states, but may only reserve shares of Fantex Series Vernon Davis and trade such shares in the states in which Fantex Series Vernon Davis is registered. This communication is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “expect,” “believe,” “continue,” “may,” “might,” “will,” “would,” “should,” “can have,” “can help,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated January 28, 2014 Published by The Motley Fool

There’s More to Fantex and the Vernon Davis IPO Than Meets the Eye

By Jake Mann | January 28, 2014

Fantex, the platform that lets investors trade stock in professional athletes and entertainers, has just announced it is opening reservations for its Vernon Davis IPO at $10 per share. A couple months ago, I envisioned how Wall Street might analyze this area, and after speaking with its CEO and co-founder Buck French, it’s clear there’s more to the story.

How it works

The way Fantex’s business works is relatively simple: It acquires a minority interest in an athlete’s brand value, which is financed through an IPO. Any investor willing to purchase shares of an athlete’s tracking stock should be confident that: (a) he’ll stay healthy, and (b) he’s marketable. Having a brand that stretches beyond the field into areas like broadcasting, journalism, and art is a major bonus.

As seen in Fantex’s prospectus, an athlete’s “fair value” is determined by a range of criteria including:

•                  Current playing contract

•                  Current endorsement deals

•                  Future on-field earnings potential

•                  Future off-field earnings potential

•                  Age and career longevity

•                  Social footprint, i.e. number of Twitter followers and Facebook Likes

•                  “Intangibles,” like personal drive, ambition, and ability to communicate

•                  TV contract value and attendance trends in athlete’s market

With each of its players, Fantex uses these factors, among others, to create a “forecast of … potential gross brand income,” according to French.

A case study

Vernon Davis, who signed with the company in October, will sell 10% of his brand value for a reported $4 million. This implies that Davis, a star tight end with the 49ers, is worth an estimated $40 million for the remainder of his football-related career.

The soon-to-be 30-year-old will make a little under $14 million in salary before becoming a free agent in two years, and assuming he retires after his age 37 season like fellow TE standout Tony Gonzalez, a similar salary means Davis would accumulate an additional $42 million in on-field income. Throw in endorsement deals worth another $500,000 or so per year with NutraClick, New League Productions, Krave Pure Foods and Disney/ABC owned KGO-TV, and this places his total discounted brand value at $54 million before he retires — an upside of nearly 35% from his post-IPO price.

The earlier Davis stops playing football, the smaller these potential gains. If he retires at age 36, the estimated brand value falls to $48 million with a smaller upside of 19%. At age 35, the gains would theoretically be 3%, and if Davis retires in 2018 at age 34, an investment in his Fantex tracking stock would probably lose money.

Retirement Year	Retirement Age	Contract Income (est.)	Endorsements (est.)	Perceived Investment Return*
2016	32	$7.0M	$0.5M	-46%
2017	33	$7.0M	$0.5M	-29%

Retirement Year	Retirement Age	Contract Income (est.)	Endorsements (est.)	Perceived Investment Return*
2018	34	$7.0M	$0.5M	-13%
2019	35	$7.0M	$0.5M	3%
2020	36	$7.0M	$0.5M	19%
2021	37	$7.0M	$0.5M	34%

Source: Author’s calculations. *Discount rate of 2.5% used.

Of course, there are a lot of variables at play here. A cheaper contract near the end of his time as an NFL player would likely hurt investor returns, as would a loss of endorsement deals. The discount rate, as always, can also be debated, and if a higher figure is used, the upside falls.

On the flip side, these calculations assume Vernon Davis won’t be able to replace his on-field salary with other sources of income after retirement, but if he could — as a highly paid broadcaster or coach, for example — investor returns might be greater.

Want a hypothetical example? Using this line of reasoning, someone like the Eagles’ Trent Cole is probably more valuable than linebacking peer Tamba Hali of the Chiefs, despite the fact that their average salaries and ages are similar (neither are under contract with Fantex). Cole has a bigger social media presence and arguably more marketable intangibles — he’s the host of Blitz TV, an outdoor show on Comcast’s NBC Sports. This bodes well for Cole’s brand after he retires, in the same way that Clay Matthews’ strong interview skills, or Peyton Manning’s potential to become a TV broadcaster give their careers more longevity than the average NFLer.

Post-retirement value is a crucial factor every Fantex investor needs to think about, and it’s one of the three things French emphasized in our conversation.

Here are the other two.

Don’t forget about dividends

A common misconception about Fantex’s tracking stocks is that they won’t appeal to those looking for a dividend. On the contrary, this is what French had to say about the topic:

It is absolutely our expectation to pay dividends on a regular basis. As any company, we reserve the right not to, [but the] goal is to pay out a minimum of 20% or greater of available funds as dividends…. We think that’s a tremendously important component to the security.

Fantex should pay dividends as long as it becomes profitable, which will depend on its ability to cultivate the brand values of its athletes. The more valuable a brand is, the more brand income Fantex receives from its minority stake. A major endorsement deal for Vernon Davis, or a signing bonus, will likely boost his tracking stock’s intrinsic value, but it will also directly improve Fantex’s ability to pay dividends.

There’s a brand value cap

Additionally, there’s a 30% cap on the amount of football-related income an athlete can sell to Fantex, and the reason is simple: moral hazard. According to French, the company’s “goal is always to have the vast majority of the brand income owned by the brand,” so players are “incentivized to continue to do what they do.” He adds, “There’s a balance that has to be struck,” and it makes sense.

I’ll let an earlier article I wrote sum up this point:

If you’re an NFL rookie and your brand value is estimated at $50 million, would you have any incentive to put your body on the line if a brokerage already guaranteed you $40 million of this value?

The future

Going forward, you have the decision whether to invest in the Vernon Davis IPO or not. For a two-time Pro Bowl tight end playing on a perennial contender, his endorsement deals are surprisingly under-developed. If Fantex is able to boost Davis’ brand value, there’s probably upside to his tracking stock, as well as potential dividend payments.

On the other hand, Davis isn’t exactly young, and he has had his share of injuries. The chart above illustrates this risk clearly: An early retirement would likely lead to a massive investment loss.

True value hunters might want to wait for a younger player to hit Fantex’s platform, assuming that happens in the next few years. The NFL’s wage scale depresses rookies’ contracts, and this may give investors a better opportunity to get in on the ground floor of a potential superstar like Johnny Manziel or Teddy Bridgewater. As French puts it, “the up and coming brands...are the ones that obviously have tremendous upside,” and it’s easy to understand why.

Regardless of your opinion on sports as an investment, a world where athletes are analyzed like stocks is a win for fans. There will be more analysis, more coverage, and ultimately, more information about everyone’s favorite players. That’s something no one can cheer against.

* * * * *

Annex B

Text of the Article dated January 28, 2014 Published by The New York Times, DealBook

JANUARY 28, 2014, 9:10 AM

Fantex Moves Forward With Football Player I.P.O.

By WILLIAM ALDEN

Fantex, a start-up looking to sell stocks tied to athletes’ future earnings, is getting back in the game after taking a couple of hits.

The company said on Tuesday that it was moving forward with a planned initial public offering of stock linked to Vernon Davis, the star tight end of the San Francisco 49ers who experienced a concussion last fall. With Mr. Davis back on the field, Fantex is hoping that investors will show up for its inaugural deal.

The offer represents the second attempt by Fantex to pull off an athlete I.P.O. Last fall, the company caused a stir on Wall Street and in the sports world when it said it would offer shares linked to the future income of the Houston Texans running back Arian Foster. But less than a month later, Fantex postponed the offering when Mr. Foster was placed on injured reserve.

Mr. Davis, the second N.F.L. player to sign with Fantex, is now set to be the guinea pig for this new and highly speculative type of investment. Fantex plans to offer shares representing a 10 percent interest in Mr. Davis’s future income, including the value of his playing contracts, corporate endorsements and appearance fees.

If enough investors sign up to reserve stock, Fantex expects to sell 421,100 shares at $10 each, raising $4.2 million. The company plans to pay Mr. Davis $4 million for the tracking shares, with the balance of the I.P.O. covering the costs of the deal.

For investors to make money, the total value of Mr. Davis’s future income has be more than $42 million. The company has valued that potential money pot at $61 million.

Unlike some other investments, the Fantex tracking shares do not give the investor a direct legal right to the athlete’s income.

Adding some star power to this endeavor, Fantex announced separately on Tuesday that the golf legend Jack Nicklaus would join its advisory board. Mr. Nicklaus, 74, a retired athlete in possession of an immensely valuable brand, said in a statement: “I wish a platform such as this existed early in my professional career.”

An open question is whether more athletes will decide to take the Fantex proposition, accepting a lump sum in exchange for a significant portion of all future income related to their brand, including after they retire. The Vernon Davis I.P.O. represents a smaller portion of the athlete’s income than the one connected to Mr. Foster, which, if it eventually goes forward, would claim a 20 percent share.

The company’s debut in the fall was marred by a pair of seemingly inauspicious events. Not long after his I.P.O. was announced, Mr. Foster required back surgery to repair a ruptured disc, ending his season. Mr. Davis left a game in the first half after suffering a concussion.

But Buck French, the chief executive and co-founder of Fantex, seemed to take the setback in stride, saying that things never go quite as planned. He also said the injuries made prospective investors more aware of the risks.

“With the belief in short-term pain, long-term gain as a mantra, I think it certainly conditioned the market to the risks inherent in the security that we outlined in the prospectus,” Mr. French said.

The threat of injury is just one of the risks that investors in the Fantex stock accept.

While the stock simulates owning a portion of an athlete’s brand, it is actually an ownership interest in Fantex itself, a risky start-up without a proven track record. While the company hopes to pay a dividend, that is not guaranteed. In addition, Fantex is allowed to dissolve the tracking stocks at any time and convert them into shares of the management company.

Rather than trade on the New York Stock Exchange or the Nasdaq, the tracking stocks will trade only on an exchange operated by Fantex, where there is no guarantee of liquidity. Fantex plans to take a 1 percent commission from both the buyer and seller in any secondary transactions.

At core, Fantex is a sports marketing and management company, with plans to promote Mr. Davis’s brand after completing his I.P.O. The company will keep 5 percent of the money flowing to investors in the deal.

To promote the offering, Fantex is holding a “road show” tour across the United States in a former Madden Cruiser, the bus made famous by the football great John Madden. Investors can start reserving shares on Thursday.

“I fundamentally believe that this overarching concept of Fantex will exist one day,” Mr. French said. “Whether it’s us or not, I guess that comes down to how well we execute and whether the market wants it to exist.”

A version of this article appears in print on 01/29/2014, on page B5 of the NewYork edition with the headline: New Sport Bets.

* * * * *

Annex C

Text of the Tweet Published on January 28, 2014 by Darren Heitner

CEO of @Fantex tells me residents can open accounts & trade Vernon Davis tracking stock in 48 states.

* * * * *